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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                SERV-TECH, INC.
             (Exact name of registrant as specified in its charter)


                TEXAS                                          74-1398757
       (State of incorporation                             (I.R.S. Employer
          or organization)                                Identification No.)


                             5200 CEDAR CREST BLVD.
                              HOUSTON, TEXAS 77087
                    (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered
-------------------------                  -----------------------------------
COMMON STOCK PURCHASE RIGHTS               NASDAQ NATIONAL MARKET SYSTEM

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On November 16, 1995, the Board of Directors of Serv-Tech, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, par value $.50 per share ("Common Stock"), to shareholders of record at the close of business on November 28, 1995 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one unit (a "Unit"), consisting initially of one share of Common Stock, at a Purchase Price of $50.00 in cash per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of November 16, 1995, between the Company and Society National Bank, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the date which is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of said dates being called the "Distribution Date").

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 16, 2005, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         With certain exceptions, in the event that at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Continuing Directors (as defined below) determine to be fair and otherwise in the best interests of the Company and its shareholders (other than the Acquiring





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Person)), (iii) an Acquiring Person engages in one or more "self-dealing"
transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company, subject to certain limitations) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $50.00.

         With certain exceptions, in the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or where the Company is the surviving corporation and all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property (other than a merger described in subclause (i) of the second preceding paragraph or a merger which follows an offer described in the parenthetical in subclause (ii) of the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

         For example, at an exercise price of $50.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of common stock of the acquiring company for $50.00. Assuming that the common stock of the acquiring company had a per share value of $20.00 at such time, the holder of each issued Right would be entitled to purchase 5 shares of the common stock of the acquiring company for $50.00.

         The Purchase Price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or





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(iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock and in lieu thereof an adjustment in cash will be made. For fractional shares of Common Stock, the adjustment will be based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem requires the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated, with the concurrence of a majority of the Continuing Directors, (i) if an Acquiring Person reduces its beneficial ownership to 5% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, or (ii) provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person or any affiliate or associate thereof. Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date, but amendments of those provisions relating to the principal economic terms of the Rights require approval of a majority of the Continuing Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing





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Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference thereto.

ITEM 2.  EXHIBITS.

         Exhibit 1 Rights Agreement between Serv-Tech, Inc. and Society National Bank, as Rights Agent, dated as of November 16, 1995, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock.





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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 22, 1995             SERV-TECH, INC.


                                     By:  /s/ RICHARD L. DAERR
                                         -------------------------------------
                                         Richard L. Daerr
                                         President and Chief Executive Officer








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                    INDEX TO EXHIBITS



         Exhibit 1 Rights Agreement between Serv-Tech, Inc. and Society National Bank, as Rights Agent, dated as of November 16, 1995, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock.